PROSPECTUS

W.P. Stewart & Co. Growth Fund, Inc.

Ticker Symbol: WPSGX

Investment Adviser

W.P. Stewart & Co., Inc.
527 Madison Avenue
New York, New York 10022

W.P. Stewart & Co. Growth Fund, Inc. (the “Fund”) is a non-diversified mutual fund, the investment objective of which is capital gains. There can be no certainty that the Fund will achieve its investment objective.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

April 30, 2009

TABLE OF CONTENTS

RISK/RETURN SUMMARY

Investment Objective	Capital gains

Principal Investment Strategies
The Fund’s investment adviser, W.P. Stewart & Co., Inc. (the “Adviser”), seeks to achieve the Fund’s investment objective of capital gains (i.e., growth in the value of the Fund’s shares) by investing in common stocks of companies based on a variety of factors. Such factors include: the company’s record and projections of profit and earnings growth, accuracy and availability of information with respect to the company, success and experience of management, accessibility of management to the Adviser, product lines and competitive position both in the U.S. and abroad, lack of cyclicality, large market capitalization and liquidity of the company’s securities. The Fund primarily invests in large-market capitalization companies, which are companies that have market capitalizations of $5 billion or more (“large-cap”). The Fund’s portfolio normally consists primarily of common stocks of U.S.-based companies listed on the New York Stock Exchange.

Principal Investment Risks
Your Fund shares can go down in value, so you may lose money by investing in the Fund. The price of the Fund’s shares may be more volatile than the price of shares of funds investing in other types of equity securities or in primarily fixed income securities. The price of common stocks tends to fluctuate more dramatically than other types of investments. These price movements may result from economic, political and regulatory factors affecting individual companies, industries or securities markets as a whole. The price of growth stocks may be particularly volatile. Because the companies that issue these stocks usually reinvest a high portion of earnings in their own businesses, they may lack the dividend yield associated with value stocks that can cushion total return in a declining market. Also, because investors buy growth stocks based on their expected earnings growth, earnings disappointments often result in sharp price declines. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. In certain market cycles, the stocks of small- or mid-cap companies may outperform the stocks of large-cap companies. The Fund is a “non-diversified” investment company, which means that the Fund may invest a larger portion of its assets in fewer companies than a diversified investment company. This increases the risks of investing in the Fund since the performance of each stock has a greater impact on the Fund’s performance.

To the extent that the Fund invests a relatively high percentage of its assets in securities of a limited number of companies, the Fund may also be more susceptible than a diversified investment company to any single economic, political or regulatory occurrence. No method of fundamental or technical analysis, including that employed by the Adviser, has been proven to provide a guaranteed rate of return adjusted for investment risk.

Suitability	Because the Fund invests a high percentage of its assets in a limited number of common stocks, the Fund may not represent a complete investment program.

FUND PERFORMANCE

The following bar chart and table show the variability of the Fund’s performance from year to year and provide some indication of the risks of investing in the Fund. The bar chart shows the Fund’s performance for each full calendar year of operations for the last ten years.  The table shows how the Fund’s average annual returns compare to those of a broad-based securities market index. Of course, past performance (before and after taxes) cannot predict or guarantee future results.
Annual Total Returns*

*
Annual total returns do not include performance for the period from February 28, 1994 (inception date) through December 31, 1998. During the 10-year period shown in the bar chart, the highest return for a quarter was 15.06% (quarter ended December 31, 2004) and the lowest return for a quarter was -20.33% (quarter ended December 31, 2008).

Average Annual Total Returns (as of the fiscal year ended December 31, 2008)

	One Year	Five Years	Ten Years	Return Since Inception*
W.P. Stewart & Co. Growth Fund, Inc.
Return Before Taxes	-31.06%	-1.77%	-1.90%	5.81%
Return After Taxes on Distributions**	-31.63%	-2.95%	-2.68%	4.73%
Return After Taxes on Distributions and Sale of Fund Shares**	-19.30%	-1.16%	-1.44%	5.01%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)***	-37.00%	-2.19%	-1.38%	6.48%

*	Inception Date of Fund: February 28, 1994.

**
After-tax returns: (i) are estimated and based on calculations using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor’s tax situation and are likely to differ from those shown; and (ii) are not relevant to investors who hold Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

***	The S&P 500® Index is the Standard & Poor’s 500® Index, a widely recognized, unmanaged index of common stock prices.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Load	None
Maximum Sales Load Imposed on Reinvested Dividends	None
Redemption Fee (as a percentage of the amount redeemed)(1)	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution (12b-1) Fees	None
Other Expenses(2)	1.19%
Total Annual Fund Operating Expenses(2)	2.19%
Expense Reimbursement(2)	-0.70%
Net Total Fund Operating Expenses After Expense Reimbursement(2)	1.49%

(1)
The redemption fee is charged only if you redeem your shares within sixty days after the date of purchase of such shares.  The redemption fee does not apply to shares that are acquired by reinvestment of dividends or other distributions of the Fund.  In addition, the Fund may waive such redemption fee where such shares are purchased through or held in a vehicle where the vehicle sponsor has demonstrated to the Fund that either (a) a similar type of fee is imposed or (b) as determined by the Fund, short-term trading is otherwise adequately prohibited, prevented or deterred.

(2)
Effective as of January 1, 2009 the Adviser has contractually agreed to pay or reimburse the Fund for all operating expenses of the Fund so that the ratio of net expenses to average net assets does not exceed 1.49% on an annualized basis.  Such agreement is effective until April 30, 2010, and may be extended by mutual agreement of the Adviser and the Fund for successive terms.

Expense Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the expense reimbursement agreement currently in place is not renewed. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$153	$600	$1,098	$2,469

The dollar amounts in the example above reflect the contractual expense reimbursement agreement to limit the Fund’s Total Annual Fund Operating Expenses through April 30, 2010, as described above. The amount of expenses you would pay would be the same whether or not you redeem your shares at the end of the period.

Portfolio Turnover

During the most recent fiscal year, the Fund’s portfolio turnover rate was 46% of the average value of its portfolio.

INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective and Principal Investment Strategies

The Fund’s investment objective is to earn capital gains for shareholders. The Fund normally invests primarily in common stocks listed on the New York Stock Exchange, but also invests, from time to time, in common stocks listed on other U.S. stock exchanges, in common stocks traded through The NASDAQ Stock Market Inc. (“NASDAQ”) and on international exchanges. The Fund permits investors to participate in a professionally-managed portfolio consisting primarily of stocks of growth businesses based in the U.S.

The Adviser employs an appraisal method which attempts to measure each prospective company’s quality and growth rate by numerous criteria. Such criteria include: the company’s record and projections of profit and earnings growth, accuracy and availability of information with respect to the company, success and experience of management, accessibility of management to the Adviser, product lines and competitive position both in the U.S. and abroad, lack of cyclicality, large market capitalization and liquidity of the company’s securities. These results are compared to the general stock markets to determine the relative attractiveness of each company at a given moment. The Adviser weighs economic, political and market factors in making investment decisions; this appraisal technique attempts to measure each investment candidate not only against other stocks of the same industry group, but also against a broad spectrum of investments. No method of fundamental or technical analysis, including that employed by the Adviser, has been proven to provide a guaranteed rate of return adjusted for investment risk.

The Fund invests in a relatively small number of individual stocks. To enable it to do so, the Fund technically is classified as “non-diversified.” It may invest more than 5% of the value of its assets in the securities of a company and may acquire more than 10% of the voting securities of a company (subject to certain limitations under the Internal Revenue Code).

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.  As described in more detail in the Fund’s Statement of Additional Information, the Fund publicly files a complete list of its portfolio holdings, which can be accessed from the Securities and Exchange Commission’s (the “Commission”) website at http://www.sec.gov 60 to 70 days after the end of a calendar quarter (through forms N-CSR and N-Q).

Principal Investment Risks

The price of the Fund’s shares may go up or down, and may be more volatile than shares of a fund investing in fixed income or money market securities. The prices of common stocks tend to rise and fall more dramatically than other types of investments. These price movements may result from economic, political, regulatory and other factors affecting the issuer, the issuer’s geographic region, the issuer’s industry, stock markets in general or particular sectors of stock markets. Large-cap stocks, for example, can react differently than small- or mid-cap stocks.

The price of growth stocks may be particularly volatile. Since the issuers of such stocks usually reinvest a high portion of earnings in their own businesses, they may lack the dividend yield associated with value stocks that can cushion total return in a declining market. Also, growth stocks tend to be more expensive relative to their earnings or assets, especially compared to “value” stocks. Because investors buy growth stocks based on their expected earnings growth, earnings disappointments often result in sharp price declines.

Because the Fund invests in a relatively small number of individual stocks, the risks of investing in the Fund are greater than the risks of investing in a more widely diversified fund. To the extent that the Fund invests a relatively high percentage of its assets in securities of a limited number of companies, the Fund may be more susceptible than would a more widely diversified fund to any single economic, political or regulatory occurrence or to changes in a particular company’s financial condition or in the market’s assessment of the company.

Other Investment Strategies and Risks

In addition to the Fund’s principal investment strategies described above, the Fund may invest in the following other investments:

Temporary Positions:  For temporary defensive purposes, the Fund may invest up to 100% of its assets in debt securities of the U.S. government or its agencies or instrumentalities, interest-bearing accounts maintained with financial institutions, including banks, investment grade short-term debt securities and commercial paper of U.S. companies or repurchase agreements, as well as other money market instruments. The Fund may also invest in such debt securities in order to earn a return on available cash balances pending investment or reinvestment. The Fund may not achieve its investment objective by investing in such securities.

Mid-Cap Positions:  Although the Fund primarily invests in large-cap stocks, it may also invest in the stocks of mid-capitalization companies, which are companies that have market capitalizations of $2 billion to $5 billion (“mid-cap”). Mid-cap stocks may be more volatile and less liquid than large-cap stocks.

Foreign Investments:  The Fund may also invest in stocks issued by non-U.S. companies. Such investments will normally be made through the purchase of American Depositary Receipts (“ADRs”), which are investments in shares of non-U.S. companies denominated in U.S. Dollars. The Fund does not currently have any investments in non-U.S. stocks, but it may make such investments in the future. Investments in non-U.S. stocks, whether directly or through ADRs, involve more and different risks than investments in U.S. stocks. Foreign companies are not necessarily subject to the same disclosure, accounting and financial reporting standards as U.S. companies. Furthermore, the political, economic and social structures of some countries may be less stable and more volatile than those in the U.S. As a result, foreign stock exchanges, custodial arrangements and currencies generally are more volatile.

If the underlying investments represented by ADRs are denominated in foreign currencies or the Fund receives dividends that are declared in foreign currencies, the value of the ADRs and the amount of dividends received as measured in U.S. Dollars may be adversely affected by fluctuations in currencies, including fluctuations in the euro currency. Foreign investments, especially those in emerging markets, may be more volatile and potentially less liquid than investments in U.S. companies. In addition, dividends declared on the underlying investment represented by ADRs generally will be subject to withholding taxes.

MANAGEMENT

The Investment Adviser

The Fund’s investments are managed by the Adviser, a Delaware corporation incorporated in 1998. The Adviser and its affiliates and its and their predecessors have been providing investment advisory services to individuals, trusts and pension funds since 1975 (and to the Fund, since its inception in 1994). The Adviser’s business office is located at 527 Madison Avenue, 20th Floor, New York, New York 10022-4212. Its telephone number is (212) 750-8585, and its facsimile number is (212) 980-8039.

The Adviser is responsible for the management of the Fund’s business affairs, including providing investment research and analysis of investment opportunities and the management of the Fund’s trading and investment transactions, subject to the investment policies and restrictions described in this Prospectus and the supervision of the Board of Directors.

The Adviser’s portfolio manager for the Fund is James Tierney. Mr. Tierney has served as a Portfolio Manager/Analyst and Senior Vice President of the Fund’s Adviser since 2003 and has been a Portfolio Manager/Analyst of the Adviser since 2000. Mr. Tierney was a Senior Analyst at J.P. Morgan Investment Management following a succession of industries including energy, transportation, media and entertainment from 1992-2000. Mr. Tierney left J.P. Morgan in 1990 to attend business school and returned after completing his M.B.A. in 1992. Mr. Tierney was in the Equity Research Department of J.P. Morgan Investment Management from 1988-1990 following the entertainment, healthcare and finance industries. Mr. Tierney holds a B.S. degree from Providence College and an M.B.A. from Columbia University. (The Statement of Additional Information, under “Investment Advisory and Other Services,” provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.)

Mr. Tierney and the other portfolio managers of the Adviser are members of an investment research group which selects the group of securities in which each account, including the Fund, may invest.  Mr. Tierney, who is primarily responsible for the day-to-day management of the Fund’s portfolio, selects securities from this group for investment by the Fund. Although each account managed by the Adviser has individual objectives and a unique portfolio, the Fund’s investments generally are similar to investments made by the Adviser’s other managed accounts.

Under the Investment Advisory Services Agreement between the Adviser and the Fund, as amended, effective January 1, 2008, the Fund pays the Adviser a fee at the annual rate of 1.0% of the Fund’s average daily net assets, quarterly in arrears.  A discussion regarding the basis for the approval by the Fund’s Board of Directors of the Investment Advisory Services Agreement is available in the Fund’s most recent annual report to shareholders for the fiscal year ending December 31.

DISTRIBUTOR

The Fund has entered into a distribution agreement with ALPS Distributors, Inc. (the “Distributor”), in connection with the promotion and distribution of the Fund’s shares, on September 18, 2002, which was Amended and Restated on September 30, 2005. The Distributor is located at 1290 Broadway, Suite 1100, Denver, Colorado 80203. The Distributor is not affiliated with the Adviser. The Adviser has agreed to bear, out of its own resources, all of the fees payable to the Distributor for its distribution services to the Fund as well as other fees and expenses in connection with the distribution of Fund shares.

MANAGEMENT’S DISCUSSION OF FUND PERFORMANCE

Management’s discussion of the Fund’s performance during the fiscal year ended December 31, 2008 is included in the Fund’s 2008 annual report to shareholders, additional copies of which can be obtained free of charge upon request in writing or by telephoning the Fund.

PRICING OF SHARES

The price of a Fund share is based on the Fund’s net asset value per share. The net asset value per share is determined each day the New York Stock Exchange is open for trading (each, a “Business Day”) by or at the direction of the Board of Directors as of the close of business of the New York Stock Exchange (generally 4:00 p.m., New York City time). Shares will not be priced on days that the New York Stock Exchange is closed for trading. The Fund’s portfolio securities may be traded elsewhere, such as on foreign exchanges, on days that the New York Stock Exchange is closed. As a result, the value of the Fund’s shares may be affected on days when shareholders will not be able to purchase or redeem shares of the Fund.

The net asset value is computed by dividing the sum of the market value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares outstanding at a particular time.

In general, the Fund values its portfolio holdings at their last available public sale price on a Business Day in the case of securities listed on any established securities exchange or any comparable foreign over-the-counter quotation system providing last sale data, or, in the case of securities included in NASDAQ, at the NASDAQ Official Closing Price, or if no sales of such securities are reported on such date, and in the case of “over-the-counter” securities not described above in this paragraph, at the last reported bid price. In cases where securities are traded on more than one exchange, the securities are valued on the exchange on which the securities are principally traded.

Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by the Board of Directors of the Fund, the Fund’s Valuation Committee or the Adviser, in accordance with procedures adopted by the Board of Directors.  The circumstances under which fair valuation may be used include (i) where price quotations generally obtained from traditional pricing sources are unavailable or unreliable; (ii) unusual events, such as unexpected market closures or other significant events affecting an issuer of a security in the Fund’s portfolio, such as announcements of corporate actions or earnings, or significant market fluctuation or natural disasters, as a result of which the last market quotation for a security does not accurately reflect the current market value of the security; and (iii) valuations of illiquid or restricted securities.

The Fund’s use of fair valuation procedure is designed to help ensure that the Fund’s net asset value reflects the value of its underlying portfolio securities as accurately as possible. However, there can be no assurance that the value of a security as determined through the Fund’s fair valuation procedures will reflect such security’s market value.

PURCHASE OF SHARES

You may purchase shares on any Business Day either directly from the Fund or through a broker-dealer.

The price of your shares is based on the next calculation of net asset value after your order is placed.  Any purchase orders placed prior to the close of business on the New York Stock Exchange (generally, 4:00 p.m. Eastern time) will be priced at the net asset value determined that day.  Certain broker-dealers or financial intermediaries, however, may require submission of orders prior to that time.

Purchase orders placed after that time will be priced at the net asset value determined on the next business day.  The Fund may reject any order to buy shares and may suspend the sale of shares at any time.  In particular, the Fund may reject any purchase orders when the Fund becomes aware of potentially harmful market timing, short-term or excessive trading patterns by shareholders.  See “Frequent Purchases and Redemptions of Fund Shares.”  Further, the Fund may reject any purchase order in accordance with the U.S. Patriot Act and Rules thereunder.

Direct Purchasers

If you purchase shares directly from the Fund, the purchase price will be the net asset value of the shares next computed following receipt of payment and the Subscription Application Form and Subscription Agreement attached to this Prospectus. Your payment cannot be accepted until the Fund receives these subscription documents.

Payment may be made by check or by wire pursuant to delivery instructions set forth in the Subscription Instructions. If you already are a Fund shareholder, you need not submit the subscription documents when purchasing additional shares. The Fund can reject any purchase.

The Fund generally does not issue certificates for shares. The Fund instead credits your account with the number of shares purchased. You should promptly check the confirmation that is mailed after each purchase (or redemption) in order to ensure that the purchase (or redemption) of shares reported has been recorded accurately in your account. Statements of account will be mailed monthly, showing transactions during the month.

Payments to Broker-Dealers and Other Third-Party Arrangements

The Adviser or its affiliates may, at their own expense out of their own financial resources, make cash payments to some, but not all brokers, dealers or other financial intermediaries (such as a bank) for shareholder services, as an incentive to sell shares of a Fund and/or promote retention of their customer’s assets in the Fund.  These payments, sometimes referred to as “revenue sharing,” do not change the price paid by investors to purchase the Fund’s shares or the amount the Fund receives as proceeds from such sales. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your sales persons to recommend the Fund over another investment. You can ask your financial intermediary for information about any payments it receives from the Adviser or its affiliates for any services the financial intermediary provides.

Subject to approval by the Board of Directors, the Fund may pay to financial intermediaries out of the Fund’s assets, fees for servicing shareholder accounts.  Such financial intermediaries would have omnibus accounts with the Fund’s transfer agent and provide shareholder servicing and/or sub-transfer agent services to shareholders or beneficial owners.  It is anticipated that any amounts paid by the Fund to such financial intermediaries will not exceed the amount the Fund would have incurred in maintaining the shareholder accounts for those who invest in the Fund directly rather than through these financial intermediaries.  As of December 31, 2008, the Fund had made no such payments.

Revenue sharing payments may be made by the Adviser to brokers, dealers and other financial intermediaries that provide services to the Fund or to shareholders of the Fund, including shareholder servicing, transaction processing, sub-accounting services, marketing support and/or access to sales meetings, sales representatives and management representatives of the broker, dealer or other financial intermediaries.  Revenue sharing payments may be made to certain authorized dealer firms in connection with the availability of the Fund within selected mutual fund platforms and wrap programs (together, “Platform Programs”).  Revenue sharing payments may also be made to brokers, dealers and other financial intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, in other sales programs, or as an expense reimbursement in cases where the broker, dealer or other financial intermediary provides shareholder services to Fund shareholders.  Revenue sharing payments may be structured: (i) as a percentage of net sales; (ii) as a percentage of net assets; and/or (iii) as a fixed dollar amount.

Customer Identification and Verification

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

What this means to you:  When you subscribe for shares, we or your financial intermediary will ask your name, address, date of birth, and other information that will allow us to identify you.  This information is subject to verification to ensure the identity of all persons opening a mutual fund account.

The Fund is required by law to reject your subscription application if the required identifying information is not provided.

In certain instances, the Fund is required to collect documents to fulfill its legal obligation.  Documents provided in connection with your application will be used solely to establish and verify a customer's identity, and the Fund shall have no obligation with respect to the terms of any such document.

Attempts to collect the missing information required on the application will be performed by either contacting you or, if applicable, your broker.  If this information is unable to be obtained within a time frame established in the sole discretion of the Fund, your application will be rejected.

Upon receipt of your application in proper form (or upon receipt of all identifying information required on the application), your subscription will be accepted and your order will be processed at the net asset value per share next determined after receipt of your application and payment in proper form.

The Fund, however, reserves the right to close your account at the then current day's price if it is unable to verify your identity.  Attempts to verify your identity will be performed within a time frame established in the sole discretion of the Fund.  If the Fund is unable to verify your identity, the Fund reserves the right to liquidate your account at the then current day's price and remit proceeds to you via check.  The Fund reserves the further right to hold your proceeds until your original check clears the bank.  In such an instance, you may be subject to a gain or loss on Fund shares and will be subject to corresponding tax implications.

Anti-Money Laundering Program

Customer identification and verification is part of the Fund's overall obligation to deter money laundering under Federal Law.  The Fund has adopted Anti-Money Laundering Policy and Procedures designed to prevent the Fund from being used for money laundering or the financing of terrorist activities.  In this regard, the Fund reserves the right to (i) refuse, cancel or rescind any purchase or exchange order, (ii) freeze any account and/or suspend account services or (iii) involuntarily close your account in cases of threatening conduct or suspected fraudulent or illegal activity.  These actions will be taken when, in the sole discretion of Fund management, they are deemed to be in the best interest of the Fund or in cases when the Fund is requested or compelled to do so by government or law enforcement authority.  If your account is closed at the request of government or law enforcement authority, you may not receive proceeds of the redemption if the Fund is required to withhold such proceeds.

Customers of Selected Broker-Dealers

The Fund has authorized the use of certain broker-dealers to receive on its behalf purchase and redemption orders (“Selected Brokers”). Selected Brokers are authorized to enter into agreements with additional broker-dealers to receive purchase and redemption orders on the Fund’s behalf. The term “Selected Brokers” as used in this Prospectus will also include such authorized designees. The Fund will be deemed to have received a purchase or redemption order when a Selected Broker receives the order. Such orders will be priced at the Fund’s net asset value next computed after they are received by the Selected Broker and accepted by the Fund. Selected Brokers may charge their customers a fee for their services, no part of which is received by the Fund.

Investors who purchase Shares through a Selected Broker will be subject to the procedures of their Selected Broker, which may include charges, limitations, investment minimums, cutoff times and restrictions in addition to, or different from, those generally applicable to direct purchasers. Any charges imposed by a Selected Broker would reduce the return on an investment in the Fund. Investors should acquaint themselves with their Selected Broker’s procedures and should read this Prospectus in conjunction with any material information provided by their Selected Broker. Investors who purchase Shares through a Selected Broker may or may not be the shareholder of record. Selected Brokers are responsible for promptly transmitting purchase and redemption orders to the Fund.

Investment Minimums

The minimum initial investment in the Fund for direct purchasers is $25,000, although the Fund may in its discretion accept purchases for a lesser amount. The minimum initial investment in the Fund for investors who purchase shares through a Selected Broker is $2,500. There is no minimum subsequent investment.

REDEMPTIONS AND DISTRIBUTIONS

Redemptions

You may redeem shares on any Business Day. The redemption price will be the net asset value of the shares next computed following receipt of the redemption request in proper form by the Fund, less a redemption fee equal to 1.00% of the gross redemption proceeds if the shares are redeemed sixty days or less from the date of purchase.  Any redemption orders placed prior to the close of business on the New York Stock Exchange (generally, 4:00 p.m. Eastern time) will be priced at the net asset value determined that day.  Redemption orders placed after that time will be priced at the net asset value determined on the next Business Day.  Redemption requests must be made in writing and sent by mail to W.P. Stewart & Co. Growth Fund, Inc., 527 Madison Avenue, New York, New York 10022, or sent by facsimile to (212) 980-8039.  (However, if you invested through a Selected Broker, then you will need to contact your Selected Broker to place a redemption order.)  If certificates have been issued for the shares being redeemed, your redemption request must be accompanied by the certificates endorsed for transfer (or accompanied by an endorsed stock power). The Fund can refuse any requests for redemption if a Fund representative reasonably believes any such request may not be properly authorized. The Fund will not honor redemption requests that are not in proper form.

The Fund may require the redemption of your shares in full (less a 1.00% redemption fee if the shares are redeemed sixty days or less from the date of purchase) if (i) the net asset value of your shares is reduced to less than $2,500 due to redemptions made by you, or (ii) the Fund determines or has reason to believe that your ownership of such shares will cause the Fund to be in violation of, or require registration of any such shares or subject the Fund to additional registration or regulation under, the securities laws of any relevant jurisdiction.  Any such mandatory redemption shall be effective as of the date designated by the Fund in a notice to the shareholder (which shall be not less than 30 calendar days after delivery or mailing of the notice of mandatory redemption). If the Fund is requiring the redemption of your shares because the net asset value of your shares has been reduced to less than $2,500 due to redemptions made by you, you will be permitted to increase your investment during the notice period to at least $2,500 to avoid automatic redemption at the net asset value as of the close of business on the proposed redemption date.

You will receive payment of the redemption price within seven days after receipt by the Fund of the redemption request in good order, but the Fund may suspend the right of redemption or postpone payment during any period when (a) trading on the New York Stock Exchange is restricted or such Exchange is closed, other than customary weekend and holiday closings; (b) the Commission has by order permitted such suspension; or (c) an emergency, as defined by the Commission, exists, making sale of portfolio securities or determination of the value of the Fund’s net assets not reasonably practicable. You will receive notice of any suspension if you have submitted a redemption request and you have not received your redemption payment. If you do not withdraw your redemption request after notification of a suspension, the redemption will be made as of the day on which the suspension is lifted, on the basis of the net asset valuation on that day.

Shareholders who have invested through a Selected Broker should redeem their shares through the Selected Broker.

Dividends and Distributions

The Fund intends to pay you a dividend annually representing its entire net investment income (if any) and to distribute to you all its net realized capital gains (if any) at least annually. Your dividends and/or any capital gain distributions will be reinvested automatically in shares of the Fund at net asset value as of the payment date unless you make a written request to the Fund for payment in cash at least five days in advance of the payment date.

Checks issued upon your request for payment of dividends and capital gain distributions in cash will be forwarded to you by first class mail.  Uncashed checks will not earn interest.

Redemption Fee

The Fund charges a redemption fee for any shares of beneficial interest of the Fund that are redeemed sixty days or less after the date of purchase of such shares.  The fee is paid to the Fund to offset extra costs associated with short-term trading, such as portfolio transactions and administrative costs.  In addition, the Fund hopes that the fee will discourage short-term trading of its shares.  The Fund may modify, terminate or waive this fee at any time.

The Fund uses a “first-in, first-out” method to determine how long you have held your shares.  This means that if you bought shares on different days, the shares purchased first will be considered redeemed first for purposes of determining whether the redemption fee will be charged.

In addition, the Fund will waive such redemption fee where such shares are (i) acquired by reinvestment of dividends or other distributions of the Fund, or (ii) purchased through or held in a vehicle where the vehicle sponsor has demonstrated to the Fund that either (a) a similar type of fee is imposed or (b) as determined by the Fund, short-term trading is otherwise adequately prohibited, prevented or deterred.  You should contact your vehicle sponsor to determine whether it imposes a redemption fee or has such a policy in place, and whether your vehicle sponsor has arranged with the Fund to have the redemption fee waived.

The Fund reserves the right to modify or eliminate the redemption fee or waivers at any time.  In addition to the circumstances noted above, the Fund reserves the right to grant additional exceptions based on such factors as system limitations, operational limitations, contractual limitations and further guidance from the Securities and Exchange Commission (“SEC”) or other regulators.

If your shares are held through a financial intermediary in an omnibus or other group account, the Fund relies on the financial intermediary to assess the redemption fee on underlying shareholder accounts.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund does not permit short-term or excessive trading in and out of the Fund.  Such practice may harm the Fund’s performance by disrupting portfolio management strategies, increasing expenses and diluting the value of shares held by long-term shareholders.  Accordingly, the Fund may take appropriate action when it becomes aware of potentially harmful market timing or short-term or excessive trading patterns by shareholders.

The Fund’s Board of Directors has adopted certain policies and procedures designed to detect and deter short-term or excessive trading.  Pursuant to the policies, the Fund monitors both the dollar amount and frequency of shareholder purchases and redemptions in the Fund and identifies trading activity deemed harmful or disruptive to the Fund and the investors.  Where the Fund reasonably believes that trading by a shareholder may involve short-term or excessive trading, the Fund will take appropriate action, which may include a warning to the investor, rejection of a particular trade or, in the event of repeated violations, prohibition of an investor’s future purchases of the Fund’s shares.

The Fund seeks to apply these policies uniformly in all cases, including to omnibus accounts at financial intermediaries, such as investment advisers, broker dealers, transfer agents, retirement plan administrators and insurance companies.  The Fund’s ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions.

Shareholders seeking to engage in frequent purchases and redemptions may deploy a variety of strategies to avoid detection, and, despite the Fund’s efforts to discourage market timing, there can be no assurance that the Fund will be able to identify and curtail all such trading practices.

UNITED STATES FEDERAL INCOME TAXATION

Tax Status of the Fund

The Fund intends to qualify every year as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  If the Fund qualifies as a regulated investment company, it generally will not be subject to U.S. federal income tax on income that is distributed to shareholders, provided that it distributes to its shareholders at least 90% of its net taxable income (which includes, among other items, dividends, interest, the excess of any net short-term capital gains over net long-term capital losses and taxable income other than net capital gains) and 90% of its net tax-exempt interest income in each taxable year.

Taxability of Dividends and Distributions

Distributions of the Fund’s net investment income (other than “qualified dividend income”) and distributions of net short-term capital gains will be taxable to you as ordinary income.  Distributions of the Fund’s net capital gains (the excess of the Fund’s net long-term capital gain for the taxable year over its net short-term capital loss for that year) designated as capital gain dividends by the Fund will be taxable to you as long-term capital gains, regardless of the length of time you have held shares of the Fund.  The Fund expects that its distributions will consist primarily of long-term capital gains.  To the extent that any distribution exceeds the Fund’s current and accumulated earnings and profits, such distribution will be treated as a tax-free return of capital to the extent of your adjusted basis in your shares of the Fund, and as a capital gain thereafter (if you held your shares of the Fund as capital assets).  Provided that you satisfy the applicable holding period and other requirements with respect to your shares of the Fund, distributions of the Fund’s “qualified dividend income” in taxable years beginning before January 1, 2011 will be treated as “qualified dividend income” received by you and will therefore be subject to U.S. federal income tax at the rates applicable to long-term capital gains.  The Fund will inform you each year of the tax status of distributions you received for the previous year.  Your tax liabilities for such distributions will depend on your particular tax situation.

If you elect to reinvest distributions in additional shares of the Fund, you will be treated for U.S. federal income tax purposes as receiving the relevant distributions and using them to purchase shares.  As a result, all distributions of net investment income and net capital gains, whether received in cash or reinvested, must be reported on your U.S. federal income tax return. A distribution will be treated as paid during a calendar year if it is declared by the Fund in October, November or December of the year to holders of record in such a month and paid by January 31 of the following year. Such distributions will be taxable to you as if received on December 31 of such prior year, rather than in the year in which the distributions are actually received.

By law, the Fund must withhold 28% of your dividends and redemption proceeds if you have not provided a taxpayer identification number or social security number or if the number you have provided is incorrect.

In general, distributions of the Fund’s net investment income (other than a distribution of “qualified interest income” or “short-term capital gains” prior to 2010) to a foreign shareholder (an investor that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, or a foreign estate or trust) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.  In order to obtain a reduced rate of withholding, a foreign shareholder will be required to provide an Internal Revenue Service Form W-8BEN (or substitute form) certifying its entitlement to benefits under a treaty.  In general, foreign shareholders will not be subject to U.S. federal income tax with respect to distributions from the Fund of net capital gains or amounts retained by the Fund that are designated as undistributed net capital gains.

Taxability of the Sale or Redemption of Shares

You will recognize a taxable gain or loss, if any, if you sell or redeem your shares. You will generally be subject to taxation based on the difference between your adjusted tax basis in your shares sold or redeemed and the value of the cash or other property you receive in payment therefor.

Any gain or loss arising from the sale or redemption of shares will be treated as capital gain or loss if the shares are capital assets in your hands and will generally be long-term capital gain or loss if your holding period for your shares is more than one year and short-term capital gain or loss if it is one year or less. For taxable years beginning on or before December 31, 2010, capital gains recognized by individuals and other non-corporate shareholders on a sale or redemption of shares generally are taxed at the rate of 15% if your holding period for your shares is more than 12 months. Any loss realized on a sale or redemption will be disallowed to the extent your shares disposed of are replaced with substantially identical shares within a period beginning 30 days before and ending 30 days after the disposition of your shares.  In such a case, your basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss arising from the sale or redemption of shares for which you have a holding period of six months or less will be treated for U.S. federal tax purposes as a long-term capital loss to the extent of any amount of capital gain dividends you receive with respect to such shares.

In general, a foreign shareholder who is not present in the United States for 183 days or more during a taxable year generally is not expected to be subject to U.S. federal income tax with respect to gain on the sale or redemption of shares of the Fund, distributions from the Fund of net long-term capital gains or amounts retained by the Fund that are designated as undistributed capital gains.

The foregoing is a summary of some of the important U.S. federal income tax considerations affecting the Fund and its shareholders. It is not a complete analysis of all relevant tax considerations, nor is it a complete listing of all potential tax risks involved in purchasing or holding shares of the Fund. You should review the Statement of Additional Information and consult your tax advisor regarding specific questions of federal, state, local or foreign tax law.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information for the years ended December 31, 2008, 2007, 2006 and 2005 has been audited by Anchin, Block & Anchin LLP, Independent Registered Public Accounting Firm, whose report, together with the Fund’s financial statements, are included in the annual report, which is available upon request. The information for the year ended December 31, 2004 was audited by Weiser LLP.

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Net Asset Value Per Share, Beginning of Year	$165.31	$190.35	$192.59	$196.70	$175.37

Income or (Loss) from Investment Operations
Net Investment Loss	(0.79)	(0.80)	(1.24)	(1.65)	(1.00)
Net Gain from Investments (both realized and unrealized)	(48.69)	1.25	13.94	12.72	31.93
Total Increase from Investment Operations	(49.48)	0.45	12.70	11.07	30.93
Redemption Fees	0.00	0.00 (a)	0.00	0.00	0.00
Less Distributions
Distributions (from capital gains)	(7.21)	(25.49)	(14.94)	(15.18)	(9.60)
Net Asset Value Per Share, End of Year	$108.62	$165.31	$190.35	$192.59	$196.70

TOTAL INVESTMENT RETURN(b)	(31.06)%	(0.03)%	6.85%	5.49%	17.73%

RATIOS AND SUPPLEMENTAL DATA
Net Assets, End of Year (in thousands)	$28,724	$58,474	$95,015	$100,272	$84,017
Ratio of Net Expenses to Average Net Assets	2.19%	1.97%	1.89%	1.88%	1.93%
Ratio of Total Expenses to Average Net Assets, Including Expenses Paid or Reimbursed by the Adviser	2.19%	2.37%	2.43%	2.24%	2.30%
Ratio of Net Investment Loss to Average Net Assets	(0.48)%	(0.35)%	(0.64)%	(0.94)%	(0.54)%
Portfolio Turnover	46%	34%	44%	49%	60%

(a)	This amount represents less than $0.01 per share.

(b)
Total investment return is calculated assuming a purchase of common stock at net asset value at the beginning of the period, a sale at net asset value at the end of the period, reinvestment of all dividends and distributions at net asset value during the period and no redemption fee. Past performance results shown in this report should not be considered a representation of future performance.  Investment return will vary and net asset value of shares, when redeemed, may be worth more or less than their original cost.

The Fund’s Statement of Additional Information includes additional information about the Fund and is incorporated by reference herein (legally forms a part of this Prospectus). Additional information about the Fund’s investments is also available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. The Fund does not have an Internet Web site; however, the Adviser’s parent company has made this Prospectus, the Statement of Additional Information and the Fund’s most recent annual and semi-annual reports available on its website (http://www.wpstewart.com). You can also obtain, free of charge, the Statement of Additional Information, annual and semi-annual reports and additional copies of this Prospectus, or make shareholder inquiries, by writing to the Fund at 527 Madison Avenue, New York, New York 10022, by telephoning the Fund (collect) at (212) 750-8585, by sending an e-mail to fundinfo@wpstewart.com or by sending a request by facsimile to (212) 980-8039. In addition, you can obtain these and other related materials at the Securities and Exchange Commission’s internet site (http://www.sec.gov) or, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the Public Reference Section of the Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549-1520. You can also review and copy such materials at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. (please call (202) 551-8090 in advance for available hours).

ALPS Distributors, Inc. is the distributor for W.P. Stewart & Co. Growth Fund, Inc.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus or in the related Statement of Additional Information.

Investment Company Act File No. 811-8128